02022468

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 4-26-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52096

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SONIC TRADING, LLC

RECD S.E.C.
APR 1 9 2002

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
67 WALL STREET 21ST FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSEPH CAMMARATA (212) 905-7600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MARCUM & KLIEGMAN LLP
(Name — *if individual, state last, first, middle name*)

655 THIRD AVENUE 16TH FLOOR (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK T. MANZO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SONIC TRADING, LLC, as of DECEMBER 31, 19X 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

FINANCIAL + OPERATIONS PRINCIPAL

Title

Donato Fornabaio

Notary Public

DONATO FORNABAIO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FO6037165
QUALIFIED IN RICHMOND COUNTY
COMMISSION EXPIRES FEB. 14, 2006

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SONIC TRADING LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

NET CAPITAL		
Total member's equity	$	121,718
DEDUCTIONS		
Stock and stock warrant subscriptions		29,800
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION		91,918
HAIRCUTS ON SECURITIES		
Marketable securities		1,212
NET CAPITAL	$	90,706
AGGREGATED INDEBTEDNESS (A.I.)		
Accounts payable and accrued expenses	$	10,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)	$	667
(b) Minimum net capital required of broker/dealer	$	5,000
Net capital requirement (Greater of (a) or (b))	$	5,000
Excess net capital	$	85,706
Excess net capital at 1,000% (Net capital - 10% of A.I.)	$	89,706
Ratio of A.I. to net capital		.11 to 1

See independent auditors' report.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

As of December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
(include in Part II of Form X-17A-5 as of December 31, 2001)

No material differences exist

See independent auditors' report.

SonicTrading, LLC
67 Wall Street, 21st floor
New York, NY 10005

April 18, 2002

To Whom It May Concern:

We have enclosed an amended Net Capital Computation, which should be considered as part of the firm's annual audited report for year ending December 31, 2001.

If you have any further questions, please do not hesitate to contact at (212) 905-7600. Thank you for your cooperation in this matter.

Respectfully,

Anthony S. Orantes
Vice President, Finance

(2) copies